NR14-02	April 7, 2014

Cardero Repays US$3,700,000

Announces Election of Robert van Doorn as Director
and Results of Annual General Meeting, held April 4, 2014

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, OTCBB: CDYCF) announces that it has received $3,774,651 as a BC Mineral Exploration Tax Credit refund (“METC”). These funds, together with additional funds from its line of credit, were used to make the payment of USD 3,700,000, plus interest, due on or before March 14, 2014 under the terms of its outstanding senior secured notes. The Company also announces that all motions put forward for approval at its 2014 Annual General Meeting held April 4, 2014 in Vancouver, British Columbia (“AGM”) passed with significant shareholder support.

Repayment of US$3.7 Million to Lenders

In March, 2014, the Company received a total of $3,774,651 (including interest) in connection with its application for the BC METC as discussed in its news release NR14-01 (March 3, 2014). The Company currently has outstanding senior secured notes (“Notes”) and a secured line of credit (“Credit Line”) from entities (“Lenders”) controlled by Mr. Robert C. Kopple of Los Angeles, California. On receipt, the METC funds were used to make part of the payment of USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest) due on or before March 14, 2014 under the Notes, with the balance of USD 545,838 in excess of the METC being paid from the Credit Line.

Election of Robert van Doorn as Director

At the AGM, Mr. Robert van Doorn was elected as a director. Mr. Van Doorn is a businessman with more than 20 years’ experience in the mineral resource business. He was educated in the Netherlands, graduating with a Masters degree in Mining Engineering and subsequently in South Africa with a Masters in Business Administration.

Mr. Van Doorn is currently Executive Chairman of Namakwa Uranium, a private company developing gold and uranium projects in South Africa. He was previously Chairman, President & CEO of Mundoro Mining Inc. (a public company developing the Maoling Gold project in China), Executive Vice President of Business Development for Rio Narcea Gold Mines S.L. (a public company with projects in Spain and Mauritania), and Executive Vice President of Golden China Resources Corporation (a joint venture with Kingsway Capital, a Hong Kong merchant bank, involved with investments in the Chinese precious metals sector, evolving into a mid-tier exploration company). His career prior to 2002 includes positions as Senior Mining Analyst at Loewen, Ondaatje, McCutcheon, as Global Gold Analyst at Morgan Stanley and as Business Development Manager at Royal Dutch Shell.

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In a distinguished career, Mr. Van Doorn’s achievements include investment recommendations and financing of successful exploration companies such as Great Basin Gold, Pangea Minerals Ltd., Platexco Inc., Argentina Gold and Arequipa, whose discoveries have been developed into major mines. In addition he initiated gold equities coverage at Morgan Stanley in New York. His experience is extensive and global, particularly in the area of business development.

Mr. Van Doorn is currently a director of Romarco Minerals Inc. (a TSX-listed mineral exploration company) and was previously director of Leyenburg Platinum, Hana Mining, Golden China and Mundoro.

Mr. Henk Van Alphen, President and CEO of the Company, stated: "I am delighted to welcome Robert to the Board. His depth of experience and industry knowledge will be invaluable to us as we look forward to a metallurgical coal market recovery in the coming years."

2014 Annual General Meeting Results

In addition to the election of Robert Van Doorn, the following individuals were re-elected as the directors of the Company: Stephan Fitch, Leonard Harris, and the Company’s President & CEO, Hendrik Van Alphen. All directors were re-elected with the support of over 97.67% of the votes cast.

PricewaterhouseCoopers, LLP, Chartered Accountants, were also re-appointed as the auditors of the Company for the fiscal year ending October 31, 2014.

The Company’s shareholders approved, by 69% of the votes cast, the extension of the expiry date of an incentive stock option to purchase 350,000 common shares at a price of $0.78 held by Michael Hunter, the past President and Chief Executive Officer of the Company, to September 27, 2014 (unless sooner exercised) notwithstanding that Mr. Hunter sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company.

The Company’s shareholders approved, by 95.12% of the votes cast (excluding any votes cast by Robert C. Kopple or his affiliates or associates), each of the following matters:

1.        the issuance of warrants to purchase an additional 5,029,165 common shares to E.L. II Properties Trust and warrants to purchase an additional 5,029,165 common shares to the Kopple Family Partnership, LP. (such warrants having the same terms as those previously issued to the Lenders on December 5, 2013, see NR13-23), and thereby resulting in the Company having made issuable, within a three month period, a number of common shares in excess of 25% of the number of common shares outstanding at the commencement of such three month period;

2.        the reduction in the exercise price, from $0.139 to $0.10, of the aggregate of 38,417,398 common share purchase warrants issued to the Lenders on December 5, 2013 and to be issued under paragraph 1 above;

3.        the extension of the expiry date of certain incentive stock options to purchase 3,600,000 common shares of the Company at $0.10 held by Robert C. Kopple (“Kopple Options”) to July

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3, 2020 (unless sooner exercised) notwithstanding that Mr. Kopple sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company; and

4.        the exercise, by Mr. Robert C. Kopple, and any of his associates or affiliates, including, without limitation, the Lenders, of the Kopple Option, the warrants to purchase up to 28,359,066 common shares at $0.095 issued to the Lenders on August 9, 2013 (NR13-18), the warrants to purchase up to 38,417,000 common shares issued on December 5, 2013 or to be issued under paragraph 1 above, which exercises may result in Robert C. Kopple, together with his associates and affiliates (including the Lenders), holding in excess of 19.99% of the then issued common shares of the Company, and the consequent creation of Robert C. Kopple as a control person of the Company.

The detailed proxy voting on all resolutions submitted to the shareholders at the 2014 Annual General Meeting, is contained in the “Report of Voting Results” for the AGM which is available under the Company’s profile on SEDAR and on the Company’s website or upon request by contacting the Company’s Corporate Secretary at (604) 408-7488.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the OTCBB (symbol CDYCF) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Henk van Alphen” (signed)
Henk van Alphen, CEO and President

Contact Information:	Marla Ritchie
Tel: 604 408 7488

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.